

Mail Stop 3030

January 11, 2011

Thomas J. Meaney
President
Mikros Systems Corporation
707 Alexander Road, Building Two
Suite 208
Princeton, New Jersey 08540

      Re: **Mikros Systems Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              File No. 000-14801

Dear Mr. Meaney:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                         Sincerely,

                         Jeffrey Jaramillo
                         Accounting Branch Chief